UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GLOBAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941V 10 5

(Cusip Number)

Cary Ross, Esq.
Trenam, Kemker, Scharf, Barkin,
Frye, O’Neil & Mullis, P.A.
101 E. Kennedy Blvd., #2700
Tampa, Florida 33602
813-223-7474

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

Schedule 13D CUSIP No. 37941V 10 5			Page 2 of 5 Pages

1.	Name of reporting person. Global Energy Acquisition Group, L.L.C. FEID No.:		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions). WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization. Oklahoma, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 3,892,000

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 3,892,000

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,892,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13.	Percent of Class Represented by Amount in Row (11). 22.0%

14.	Type of Reporting Person (See Instructions). CO

Schedule 13D CUSIP No. 37941V 10 5	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) is being filed with respect to the common stock (the “Common Stock”), $0.001 par value per share, of Global Energy Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 2346 Success Drive, Odessa, FL 33556.

Item 2. Identity and Background.

This statement is filed by Global Energy Acquisition Group, L.L.C., an Oklahoma limited liability company (“GEAG”). The address of GEAG’s principal office is 1425 East 71st Street, Tulsa, OK 74136. Its principal business is acquiring an interest in the Issuer. During the last five years, GEAG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

To acquire Common Stock in the Issuer, GEAG has used and will use its working capital, contributed to it by its various equity owners, and may use other funds at such time additional securities of the Issuer are acquired. If other funds are used, this Schedule 13D will be amended accordingly.

Item 4. Purpose of Transaction.

See Item 5.

Item 5. Interest in Securities of the Issuer.

During September 2003, GEAG provided the Issuer with an aggregate of $191,500 in funding in the form of short-term loans. In consideration of such financing, on September 26, 2003 the Issuer issued stock purchase warrants to GEAG. Such warrants give GEAG the right to purchase up to 1,532,000 shares of the Issuer’s Common Stock at a price of $0.10 per share. Each such warrant was immediately exercisable upon issuance and will expire on the date 7 years after the date of issuance of the warrant.

During October, November and December 2003, GEAG provided the Issuer with an aggregate of $331,500 in additional funding in the form of short-term loans. In consideration of such financing, the Issuer issued additional stock purchase warrants to GEAG. Such warrants give GEAG the right to purchase up to an additional 2,652,000 shares of the Issuer’s Common Stock. GEAG now holds warrants to purchase, in the aggregate, up to 3,892,000 shares of the Issuer’s Common Stock, all at a price of $0.10 per share. Each such stock purchase warrant is in the same form as the warrant issued on September 26, 2003, differing only as to date of issuance, exercise and expiration, and the number of shares covered thereby.

If GEAG were to exercise all its warrants, and if no additional shares of the Issuer’s Common Stock were issued to any other person, GEAG would own approximately 22.0% of the then outstanding shares of the Issuer’s Common Stock. GEAG has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of such shares.

An affiliate of GEAG, Global Energy Distribution Group, L.L.C. (“GEDC”), entered into a distribution arrangement with the Issuer on September 26, 2003. This arrangement grants to GEDG non-exclusive product distribution rights (and, under certain circumstances, manufacturing rights). GEDG’s distributorship will convert to an exclusive arrangement if aggregate financing provided by GEAG reaches $500,000, which may or may not occur.

In connection with providing financing to the Issuer, GEAG’s designee, Carlos J. Coe, has been appointed to the Issuer’s Board of Directors and as President and CEO of the Issuer. Mr. Coe currently does not have any beneficial interest in any securities of GEAG, GEDG or the Issuer. Also in connection with providing financing to the Issuer,

Schedule 13D CUSIP No. 37941V 10 5	Page 4 of 5 Pages

GEAG’s designee, John R. Bailey, has been appointed to the Issuer’s Board of Directors and as Executive Vice President and CFO of the Issuer. Mr. Bailey currently does not have any beneficial interest in any securities of GEAG, GEDG or the Issuer.

The Issuer’s Common Stock is listed on the Over the Counter Bulletin Board (OTCBB). Because the Issuer has a small number of shareholders, because the Issuer’s Common Stock is a relatively illiquid investment because the volume of trading in the Issuer’s Common Stock is relatively light, and because of the expense of continuing to prepare and file reports with the Securities and Exchange Commission, GEAG may recommend that the Issuer withdraw its registration of its Common Stock under the Securities Exchange Act of 1934. That action would terminate the Issuer’s obligation to file reports with the Securities and Exchange Commission and also would render the Issuer’s Common Stock ineligible for trading on the OTCBB.

GEAG has indicated to the Issuer that it is willing to complete a financing transaction under the following terms:

•	Over the next 18 months, GEAG will invest approximately $2,000,000 in the Issuer in exchange for shares of Series B Preferred Stock, a new series of preferred stock to be authorized if the transaction is completed, at a price of $1 per share. Amounts already owed by the Issuer to GEAG (approximately $500,000) also will be exchanged for shares of Series B Preferred Stock. Also, GEAG will have the option of purchasing up to an additional $2,000,000 in Series B Preferred Stock, in its discretion, at any time on or before September 15, 2008. GEAG will be relieved of any investment obligation if the Issuer breaches its obligations or suffers a material adverse change.

•	The Series B Preferred Stock will accrue dividends at 6% per annum. The Issuer will be required to redeem all Series B Preferred Stock, one-third each year over the three years following issuance. Any portion not redeemed within three years, along with unpaid dividends, may be converted, at the option of the holder, into Common Stock at a conversion price of $0.10 per share (potentially, up to 45,000,000 shares in the aggregate, ignoring preferred stock dividends). Series B Preferred Stock will be entitled to 10 votes per share.

•	As additional consideration for its investment, GEAG will receive warrants to purchase up to 10 shares of Common Stock for each dollar invested in the Issuer (potentially, up to 45,000,000 shares), at a price of $0.10 per share.

•	GEAG’s investment will be applied to ongoing financial obligations, including dividend and redemption payments on preferred stock.

•	GEAG will require that the Issuer enter into a Turnaround Services Agreement with Turnaround Specialists, L.L.C., which will help establish and implement operational, financial, marketing and other policies and procedures. The Issuer will pay Turnaround Specialists $45,000 per month, plus a warrant to purchase up to 700,000 shares of the Issuer’s Common Stock for $0.10 per share. Turnaround Specialists already has been providing services to the Issuer. For services rendered prior to the effectiveness of the Turnaround Services Agreement, the Issuer will pay Turnaround Specialists $100,000, plus $45,000 per month (prorated for partial months) from December 1, 2003 through the effective date of the agreement. Turnaround Specialists will receive a “success fee” of $1,000,000 upon a sale or merger of the Issuer or its business or any similar transaction. The Issuer may not terminate the agreement for at least two years unless Turnaround Specialists breaches the agreement and the breach continues for a period of time, and in any event may be required to pay a termination fee upon termination. Turnaround Specialists is owned by Carlos J. Coe and John R. Bailey, both recently appointed as directors and officers of the Issuer at the request of GEAG and as a condition to GEAG’s providing amounts already lent to the Issuer.

•	GEAG will require that the Issuer’s current principal lenders (other than GEAG) exchange amounts owed to them by the Issuer (currently, approximately $2,400,000 in the aggregate) for shares of Series A Preferred Stock, a new series of preferred stock to be authorized if the transaction is completed, at a price of $1 per share. The Series A Preferred Stock will have the same principal terms as the Series B Preferred Stock, except (1) the Series A Preferred Stock generally will be subordinate and junior to the Series B Preferred Stock (including as to the payment of dividends and any liquidation preference), and (2) the price at which Series A Preferred Stock may be convertible into Common Stock will be $0.30 per share (approximately 8,000,000 shares in the aggregate, ignoring preferred stock dividends). Pursuant to a Voting Trust Agreement, GEAG will be granted voting authority over all Series A shares, subject to certain

Schedule 13G CUSIP No. 37941V 10 5	Page 5 of 5 Pages

limitations in favor of the Series A shareholders. The lenders, which include two former officers and directors of the Issuer, have indicated to the Issuer that they are willing to enter into these transactions.

•	As additional consideration for its investment, the lenders will receive warrants to purchase up to 10 shares of Common Stock for each dollar of indebtedness exchanged for Series A Preferred Stock (approximately 24,000,000 shares in the aggregate), at a price of $0.30 per share. However, these lenders also will surrender outstanding warrants to purchase up to approximately 5,350,000 shares of Common Stock at varying exercise prices.

•	These arrangements may give GEAG voting control of the Issuer.

•	The Issuer’s Certificate of Incorporation be amended to authorize up to 50,000,000 shares of Common Stock and up to 10,000,000 shares of Preferred Stock, including the Series A Preferred Stock and the Series B Preferred Stock, and up to 175,000,000 shares of Common Stock. There currently are approximately 13.8 million shares of Common Stock outstanding.

The proposed transaction has been approved by five stockholders who together hold a majority of the Issuer’s outstanding voting securities. None of those stockholders has any financial or other interest in the financing transaction other than by virtue of their ownership of the Issuer’s Common Stock. Although stockholder approval was not required to proceed with the financing transaction, as a matter of good corporate practice and because some of the Issuer’s current and former directors and officers have a financial interest in the transaction, the Issuer determined not to proceed with the transaction unless and until first obtaining such approval. As required by Federal securities laws, the transaction will not be consummated until at least twenty days after an Information Statement describing the transaction and related matters in more detail has been mailed to all stockholders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit no.	Description

1*	Promissory Note dated September 26, 2003
2*	Stock Purchase Warrant dated September 26, 2003
2*	Promissory Note dated October 16, 2003
4*	Stock Purchase Warrant dated October 16, 2003 (Subsequent stock purchase warrants have been issued in the same form, differing only as to dates of issuance, exercise and expiration, and number of shares covered thereby.)
5*	GEDG Distribution Agreement dated September 26, 2003
6*	GEDG License Agreement dated September 26, 2003

*	Incorporated by reference to the similarly named exhibits to the Issuer’s Current Report on Form 8-K filed on January 7, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2004

Date

/s/ David E. Webb

Signature

David E. Webb, Member

Name/Title